                                          Filed by Molecular Devices Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                  Subject Company: Molecular Devices Corporation
                                        Corporation Commission File No.: 0-27316

                                          Subject Company:  LJL BioSystems, Inc.
                                        Corporation Commission File No.: 0-23647

PRESS RELEASE

Contact: Tim Harkness                         Contact: Larry Tannenbaum
         CFO/Vice President Finance                    CFO/Senior Vice President
         Molecular Devices Corporation                 LJL BioSystems, Inc.
         (408) 747-3533                                (408) 548-0542

                  MOLECULAR DEVICES AND LJL BIOSYSTEMS ANNOUNCE
                      TERMINATION OF HSR ACT WAITING PERIOD

SUNNYVALE, CA - JULY 28, 2000 - Molecular Devices Corporation (Nasdaq: MDCC) and LJL BioSystems, Inc. (Nasdaq: LJLB) today announced the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. The Hart-Scott-Rodino Antitrust Improvement Act of 1976 prohibits the closing of certain mergers and acquisitions prior to the expiration or termination of any applicable waiting periods. As previously announced, on Wednesday, August 30, 2000, the two companies will be holding their special stockholders' meetings to consider and vote upon matters related to the merger agreement entered into between the companies on June 7, 2000. The special meeting of stockholders of Molecular Devices Corporation will be held on Wednesday, August 30, 2000 at 10:30 a.m. (Pacific Time) at the corporate headquarters of Molecular Devices located at 1311 Orleans Drive, Sunnyvale, California. The special meeting of stockholders of LJL BioSystems, Inc. will be held on Wednesday, August 30, 2000 at 9:00 a.m. (Pacific Time) at the corporate headquarters of LJL BioSystems located at 405 Tasman Drive, Sunnyvale, California. The record date for stockholders entitled to notice of, and to vote at, the special meetings was July 14, 2000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Molecular Devices and LJL BioSystems are advised to read the joint proxy statement/prospectus regarding the potential business combination transaction referred to above because it contains important information. Molecular Devices and LJL BioSystems have mailed a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Molecular Devices or LJL BioSystems by directing such requests to the companies.

Molecular Devices and its officers and directors may be deemed to be participants in the solicitation of proxies from Molecular Devices' stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Molecular Devices' proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Molecular Devices.

LJL BioSystems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of LJL BioSystems with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in LJL BioSystems' Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from LJL BioSystems.

                                      # # #